FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 27, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BRF’s Board of Directors at meeting held today has approved the election of the current members of the Board of Executive Officers and of Advisory Committees for a two-year term of office up to May 2013 pursuant to the Company’s Bylaws, as follows:

Board of Executive Officers

Name	Position
José Antonio do Prado Fay	Chief Executive Officer
Antonio Augusto de Toni	Vice President for Export Markets
Ely David Mizrahi*	Vice President for Food Services *
Fabio Medeiros Martins da Silva	Vice President for Dairy Products
Gilberto Antonio Orsato	Vice President for Human Resources
José Eduardo Cabral Mauro*	Vice President for the Domestic Market *
Leopoldo Viriato Saboya	Vice President for Finance
Administration and Investor Relations
Luiz Henrique Lissoni	Vice President for the Supply Chain
Nelson Vas Hacklauer	Vice President for Strategy, Projects and New Businesses
Nilvo Mittanck	Vice President for Operations and Technology
Wilson Newton de Mello Neto	Vice President for Corporate Affairs

*The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors

ADVISORY COMMITTEES:

Governance, Sustainability and Strategies Committee:

José Carlos Reis de Magalhães Neto

Décio da Silva

Allan Simões Toledo

Nildemar Secches

Finance and Policy and Risks Committee:

Manoel Cordeiro Silva Filho

Luís Carlos Fernandes Afonso

Luiz Fernando Furlan

Leopoldo Viriato Saboya

Management Compensation and Executive Development Committee:

Pedro de Andrade Faria

Paulo Assunção de Souza

Walter Fontana Filho

Best Practices Evaluation Committee:

Walter Fontana Filho

Luiz Fernando Furlan

Nildemar Secches

São Paulo, May 26 2011.

Leopoldo Viriato Saboya

Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 27, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director